CHART ACQUISITION GROUP, LLC

JOSEPH R. WRIGHT

COWEN INVESTMENTS LLC

c/o The Chart Group, LP

555 Fifth Avenue, 19th Floor

New York, New York 10017

June 15, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: David L. Orlic, Special Counsel

Re:	Chart Acquisition Corp.
Amendment No. 1 to Schedule TO-T
Filed June 12, 2015 by Chart Acquisition Group LLC et al.
File No. 005-87098

 Dear Mr. Orlic:

Chart Acquisition Group, LLC, Joseph R. Wright and Cowen Investments LLC (“Purchasers”, “we”, “our” or “us”) hereby respond to the comment made by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in respect of our Amendment No. 1 to Schedule TO-T (“Schedule TO”) filed for the outstanding warrants of Chart Acquisition Corp. (“Chart”), as such comment was set forth in your letter dated June 12, 2015. For your convenience, we have repeated the Staff’s comment below in bold type, and have followed the comment with our response in plain type.

General

1. We believe that the amendment should include information regarding the material features of the revised business combination, including the removal of the condition to closing; the amount of securities of Tempus Holdings that will be issued to the investors as a result of the Financing and to whom, and a quantification of the resulting dilution. Otherwise, please cite us to the authority which allows you to incorporate this information by reference. We also believe that this information should be disseminated to security holders.

Response: We have revised the Schedule TO in response to the Staff’s comment. We intend to disseminate this additional information to security holders promptly following the filing of the Schedule TO with the Commission.

U.S. Securities and Exchange Commission

Division of Corporation Finance

June 15, 2015

*   *   *

As the authorized representative of the Purchasers, we hereby acknowledge that:

•	the Purchasers are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Purchasers may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank the Staff in advance for its consideration of the enclosed and the foregoing response. Should you have any questions concerning the foregoing responses, please contact our counsel, Stuart Neuhauser, Esq. or Joshua Englard, Esq. at (212) 370-1300.

Very truly yours,

CHART ACQUISITION GROUP, LLC

By:	/s/ Michael LaBarbera
Name:	Michael LaBarbera
Title:	Manager

cc:	Ellenoff Grossman & Schole LLP